Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20[redacted]
USA

6 September 2003
Ref: IR/ L0133.-

Vodafone-Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone-Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Sincerely yours,

Maria Kaini
Investor Relations Officer

Enclosures:
- Vodafone-Panafon Announcement

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr

VODAFONE-PANAFON
HELLENIC TELECOMMUNICATIONS COMPANY
Company 's Registration Number 26089/06/B/92/01

Announcement

The shareholders Extraordinary General Meeting on 11/06/2003 approved the merger by absorption of VIZZAVI (HELLAS) S.A. by VODAFONE-PANAFON S.A. and the share capital increase as follows :

a) by the amount of the difference between the contributed share capital of the Absorbed company of Euro 14,404,434.40 deducted the participation value of the Absorbed company by the Absorbing, which appears to the books of the Absorbing company, amounting to Euro 3,627,305.14 i.e. by the total amount of Euro 13,777,129.26 and therefore the share capital amounts to 543,314,000 common registered shares. This amount will be covered with alteration of the nominal value of the shares of the Absorbing company from Euro 0.33 to Euro 0.35536 per share.
b) by the amount of Euro 25,109.32 due to the escalation of the value of the fixed assets of the Absorbed company, according to the L.2386/96 and will amount to Euro 193,095,858.58 divided into 543,314,000 common registered shares. This amount will be covered with alteration of the nominal value of the shares of the Absorbed company from Euro 0.35536 to Euro 0.35540 per share.
c) by the amount of Euro 2,497,181.42 with capitalization of the respective amount from the retained earnings of the Absorbing company of the accounting period from 1/4/2000-31/3/2001, for the rounding up of the par value of its shares from Euro 0.35540 per share to Euro 0.36 per share.

This decision was further approved by the Ministry of Development (decision K2-7650) on 27/06//2003. After the above share capital increase, the company's share capital amounts to Euro 195,593,040 divided into 543,314,000 common registered shares of a par value Euro 0,36 per share.
The BoD of the Athens Stock Exchange on its session on 04/09/2003 was informed of the above share capital increase. After that, as of 9 September 2003 the company's shares will be trading with the nominal value of Euro 0,36.

For more information please contact the Investor Relations Department.
Tel: 0030 2106160330/ 0030 2106160691.

Maroussi, 05/09/2003
The Board of Directors